Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

PACIFIC DRILLING S.A.

Société anonyme

Registered Office:  8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

23 May 2017

Dear Shareholders:

The Board of Directors of Pacific Drilling S.A. (the Board) is pleased to invite you to attend the Annual General Meeting of Shareholders (the AGM) of Pacific Drilling S.A. (the Company) to be held on 23 May 2017 at 10:00 a.m. Central European Time at the Registered Office of the Company in Luxembourg with the following agenda:

AGENDA

1.

Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2016 to 31 December 2016 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2016 to 31 December 2016 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2016 to 31 December 2016;
4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2016 to 31 December 2016;
5.

Re-appointment of the following members of the Board for a term ending at the annual general meeting of the Company to be held in 2018:  Jeremy Asher, Christian J. Beckett, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Ron Moskovitz, Matthew Samuels, Robert A. Schwed, and Paul Wolff;

6.	Approval of compensation of the members of the Board; and
7.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2018.

Copies of the Annual Accounts and of the Consolidated Financial Statements together with the relevant management and audit reports shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company during normal business hours, beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Annual Accounts and of the Consolidated Financial Statements and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the Law).

Luxembourg, 1 May 2017

/s/ Christian J. Beckett

Christian J. Beckett

Director and Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on 7 April 2017 as the record date for the determination of the shareholders entitled to vote at the AGM or any adjournment thereof.
2.	At the AGM, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.
3.

No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time the meeting is held. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES,  TO VOTE YOUR SHARES, YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “AGM”) OF

PACIFIC DRILLING S.A.

Company Proposals

PROPOSALS 1, 2, 3, 4, 5, 6 and 7

1.

Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2016 to 31 December 2016 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

The Board recommends that the Annual Accounts be approved, after due consideration of the report from the independent auditor on such Annual Accounts.

The Annual Accounts together with the report of the independent auditor on such Annual Accounts shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company beginning fifteen (15) days before the Annual General Meeting until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant audit report shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies (the Law).

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2016 to 31 December 2016 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

The Board recommends that the Consolidated Financial Statements be approved, after due consideration of the reports from each of the Board and the independent auditor included with such Consolidated Financial Statements.

The Consolidated Financial Statements together with the reports from each of the Board and the independent auditor included with such Consolidated Financial Statements shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Consolidated Financial Statements and the reports from each of the Board and the independent auditor shall also be sent to the registered shareholders in accordance with article 73 of the Law.

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2016 to 31 December 2016;

The Annual Accounts show a loss and it is proposed that such loss be carried forward.

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2016 to 31 December 2016;

In accordance with the Law, upon approval of the Company’s Annual Accounts and Consolidated Financial Statements, the shareholders must vote as to whether those who were members of the Board during the year 2016 shall be discharged from any liability in connection with the management of the Company’s affairs during such period.

The Board recommends that the shareholders approve granting discharge to all the directors.

5.

Re-appointment of the following members of the Board for a term ending at the annual general meeting  of the Company to be held in 2018:  Jeremy Asher, Christian J. Beckett, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Ron Moskovitz, Matthew Samuels, Robert A. Schwed, and Paul Wolff;

As provided in the Company's Articles of Association, each director is elected pursuant to a general meeting of our shareholders.  If the office of a director becomes vacant, the other members of our Board, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The mandate of all current Directors comes to an end at this AGM in accordance with the terms of their election. The members of the Board stand for re-election to the Board of Directors for a term ending at the annual general meeting of shareholders of the Company to be held in 2018. Please refer to the Company’s 2016 Annual Report on Form 20-F as filed with the SEC on February 24, 2017 for certain biographical information of each of the current  directors.

The Board of Directors recommends that the shareholders approve the re-appointment of each of the current directors.

6.	Approval of compensation of the members of the Board;

The compensation of the Company’s directors is approved annually at the Annual General Meeting.

It is proposed that the following fees be paid, as applicable*:

Board Annual Retainer.....................................	$ 192,000	annually
Chairman of the Board Annual Retainer.................	$ 328,000	annually
Audit Committee Chair Annual Retainer.................	$ 32,000	annually
Compensation Committee Chair Annual Retainer.....	$ 32,000	annually
Security Committee Chair Annual Retainer.............	N/A
Nominating Committee Chair Annual Retainer.........	$ 16,000	annually
Audit Committee Member Annual Retainer.............	$ 16,000	annually

Compensation Committee Member Annual Retainer.	$ 16,000	annually
Security Committee Member Annual Retainer.........	$ 8,000	annually
Nominating Committee Member Annual Retainer.....	$ 8,000	annually
Restructuring Committee Member Annual Retainer...	$ 180,000	annually

* Any fees earned by the Company’s non-independent directors shall be paid directly to the Quantum Pacific Group.

Members of the Board who are also Company employees do not receive any additional compensation for their service on the Board. The Company believes that its director fee structure is customary and reasonable for companies of its kind and consistent with that of its peers and similarly situated companies in the industry in which the Company operates.

The Board recommend that the shareholders approve the compensation of the Company’s directors as proposed.

7.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2018.

It is proposed that KPMG Luxembourg be re-appointed as independent auditor of the Company for a term ending on the date of the annual general meeting of shareholders of the Company to be held in 2018.

The Board recommends that the shareholders approve the re-appointment of KMPG Luxembourg.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the AGM other than that stated in the Notice of Annual General Meeting.